Exhibit 99.63

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of Fire & Flower Holdings Corp. (the “Corporation”) will be held on September 15, 2020 at 1:00 p.m. (Toronto time). To deal with the public health impact of COVID-19, the Corporation is conducting an online only shareholders’ meeting.

Registered Shareholders (as defined in the accompanying information circular (the “Circular”) under the heading “Voting at the Meeting”) and duly appointed proxyholders can attend the Meeting online at https://web.lumiagm.com/244712938 where they can participate, vote, or submit questions during the Meeting’s live webcast.

The Meeting is being held for the following purposes:

1.	to consider, and if thought advisable, to pass, with or without amendment, an ordinary resolution authorizing and approving, amendments to certain securities issued to 2707031 Ontario Inc., an indirect wholly-owned subsidiary of Alimentation Couche-Tard Inc.;

2.	to consider, and if thought advisable, to pass, with or without amendment, an ordinary resolution authorizing and approving, the proposed issuance of up to an additional 2,600,000 Common Shares in satisfaction of certain interest that may be payable on up to $28,000,000 principal amount of 8.0% secured convertible debentures of the Corporation; and

3.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Circular provides additional information relating to each of the matters to be addressed at the Meeting. Shareholders are directed to read the Circular carefully and in full to evaluate the matters to be considered at the Meeting.

The record date for the determination of Shareholders of the Corporation entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is August 10, 2020 (the “Record Date”). Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a Registered Shareholder and are unable to attend the Meeting or any adjournment(s) or postponement(s) thereof, please date, sign and return the accompanying form of proxy (the “Proxy”) for use at the Meeting or any adjournment(s) or postponement(s) thereof in accordance with the instructions set forth in the Proxy and Circular.

If you are a Non-Registered Beneficial Shareholder, a voting information form (also known as a VIF), instead of a form of proxy, may be enclosed. You must follow the instructions provided by your intermediary in order to vote your Common Shares. Non-registered beneficial Shareholders who have not duly appointed themselves as proxyholders will be able to attend the Meeting virtually as guests, but guests will not be able to vote at the Meeting.

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DATED at Toronto, Ontario this 10th day of August, 2020.

BY ORDER OF THE BOARD

(signed) “Trevor Fencott”
President, Chief Executive Officer and Director